Exhibit 99.1

Genius Group Board Approves

$37 Million Spinoff of Entrepreneur Resorts Ltd

SINGAPORE, January 30, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, announces today a plan approved by the Board for the spinoff of subsidiary Entrepreneur Resorts Ltd to create shareholder value.

Entrepreneur Resorts Ltd is a public listed company on the Seychelles MERJ Stock Exchange (ERL) with a share price of $2.75 and market cap of $37 million, with 97% of outstanding shares owned by Genius Group. The company was acquired in June 2020 in an all-share swap, with shareholders in ERL receiving shares in Genius Group.

Entrepreneur Resorts Ltd operates a Bali resort, South Africa safari and co-working cafes in Bali and Singapore. The process of the spinoff is now underway following approval by the Board at Genius Group’s Board Meeting on January 18, 2022.

The spinoff will follow the Singapore legal process of a company restructure and capital reduction, and will be subject to shareholder approval and possibly a court order. If approved, it will result in all shareholders of Genius Group receiving an equal percentage of shares in ERL.

The Board believes the spinoff will be of benefit to shareholders, as it will streamline and rationalize the group’s operations into Genius Group Ltd with its Edtech focus, and Entrepreneur Resorts Ltd, with its hospitality focus, enabling the management teams of both companies to grow their respective business models most effectively.

Genius Group CEO, Roger Hamilton, stated “We are fortunate to already have two public listed companies within the group, making a spinoff a viable option. While the MERJ exchange does not have high trading liquidity like the NYSE American, our future plan is to list Entrepreneur Resorts on a larger exchange.”

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million users in 200 countries, ranging from ages 0 to 100.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com